October 2, 2008

VIA EDGAR

Ms. Ta Tanisha Meadows
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:         CE Casecnan Water and Energy Company, Inc.
Item 4.01 Form 8-K
Filed September 15, 2008
File No. 001-12995

Dear Ms. Meadows:

On behalf of CE Casecnan Water and Energy Company, Inc. (the “Registrant”), this correspondence is being filed in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Registrant’s Current Report on Form 8-K (the “Form 8-K”) filed with the Commission on September 15, 2008, reporting under Item 4.01 the resignation of its independent registered public accounting firm as of September 12, 2008. By letter dated September 16, 2008 (the “Staff Letter”), the Staff informed the Registrant that it had reviewed the Form 8-K and in doing so had a comment to which a response was requested.

The Registrant prefaces its response by noting that the Staff Letter requested a response within five business days. The Staff Letter, addressed to the Registrant at its Philippine office, was received at such office on September 29, 2008. The Registrant believes it is filing this response within the time requested by the Staff but if the Staff believes otherwise, the Registrant respectfully requests an extension to the date hereof.

To facilitate the Staff’s review of the Registrant’s response, the Staff’s comment as contained in the Staff Letter is set forth below and, in italics set forth immediately following the comment, is the Registrant’s response thereto.

Ms. Ta Tanisha Meadows
U.S. Securities and Exchange Commission
October 2, 2008

Item 4.01 Form 8-K Filed September 15, 2008

1.
Please note that we view the resignation and engagement of auditors as two separate events that require reporting under Item 4.01 of Form 8-K. Please confirm that you are aware of your obligation to file a current report within four business days of engaging new auditors.

In response to the Staff’s comment, the Registrant confirms that it is aware of its obligation to file a Current Report on Form 8-K within four business days of engaging new auditors and affirms that it has filed the required Current Report on Form 8-K following the appointment of Manabat Delgado Amper & Co. (a Deloitte Touche Tohmatsu member firm) as its replacement independent registered public accounting firm under Item 4.01(b).

The Registrant acknowledges that (i) the Registrant and its management are responsible for the accuracy and adequacy of the disclosures in this filing; (ii) the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to this filing; and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please advise if the Registrant can provide any additional information to facilitate the Staff’s review. Please direct any further questions or comments regarding this response to me at 515.242.4099.

Sincerely,

/s/ Paul J. Leighton
Paul J. Leighton
Attorney for Registrant
4299 NW Urbandale Drive
Urbandale, IA  50322